BD 3/5

3-4-03

UNI
SECURITIES ANI
Washi

03013392

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ANNUAL AUDITED RE
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52294

RECEIVED FEB 2 0 2003 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Round 1 USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Summit Road
(No. and Street)

Walnut Creek	California	94598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jordan L. Loewer (925) 937-5238
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schonbraun Safris McCann Bekritsky & Co., LLC
(Name - if *individual, state last, first, middle name)*

101 Eisenhower Parkway-1st Floor	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VB 3-7-03

OATH OR AFFIRMATION

I, Michael E. Safris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Round 1 USA, Inc., as of February 12 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Title

Notary Public

Dawn D. McClain
A Notary Public of New Jersey
My Commission Expires 11-16-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

ROUND 1 USA, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

ROUND 1 USA, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Round 1 USA, Inc.
Walnut Creek, California

We have audited the accompanying balance sheet of Round 1 USA, Inc. as of December 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Round 1 USA, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schonbraun Safris McCann Bekritsky & Co LLC

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 12, 2003

ROUND 1 USA, INC.

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Current Assets	
Cash	$ 39,798
Receivable – brokers	37,185
	$ 76,983

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity	
Common shares, $100 par value;	
500 – shares authorized, issued and outstanding	50,000
Additional paid in capital (Note 2)	23,500
Retained earnings (deficit)	(14,580)
	43,912
	$ 76,983

The accompanying notes are an integral part of this financial statement.

ROUND 1 USA, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2002

Revenues	
Commission income	$ 41,385
Other income	339
	41,724
Expenses	
Wages	24,105
Commissions	5,014
Regulatory fees	17,168
Other expenses	3,929
	50,216
Net loss	(8,492)
Retained earnings (deficit), beginning	(6,088)
Retained earnings (deficit), ending	$ (14,580)

The accompanying notes are an integral part of this financial statement.

ROUND 1 USA, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002
(decrease) in cash

Cash Flows From Operating Activities:	
Net loss	$ (8,492)
Adjustments to reconcile net income to net cash provided by operating activities:	
Receivable – Brokers	(37,185)
Accrued fees	18,063
Total adjustments	(19,122)
Net cash provided by operating activities	(27,614)
Cash Flows From Financing Activities:	
Shareholders paid-in-capital contribution	23,500
Net decrease in cash	(4,114)
Cash, beginning	43,912
Cash, ending	$ 39,798

The accompanying notes are an integral part of this financial statement.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Round 1 USA, Inc.
Walnut Creek, California

Our report on our audit of the basic financial statement of Round 1 USA, Inc. for the year ended December 31, 2002 appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 6, 7 and 8 are presented for purposes for analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schonbraun Safris McCann Bekritsky & Co. LLC

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 12, 2003

ROUND 1 USA, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Principal Business Activity

Round I USA, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company will conduct capital raising services based primarily on a confidential private placement memorandum that described the private offer and sale of primary securities. This private placement (or "Reg D") memorandum will be offered to subscribers of the network who are "accredited investors," as defined in Rule 501(a) of regulation D under the Securities Act of 1933, as amended ("Securities Act.").

The company is a wholly owned subsidiary of Venture Round Group, L.L.C. (the "parent"). The Company was incorporated in the State of Delaware on January 11, 2000.

b. Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. ADDITIONAL PAID-IN CAPITAL

During the year, the shareholders of the Company contributed funds to the Company, which have been recorded as an increase to additional paid in capital.

Balance at account at January 1, 2002	$ --
Increase in paid-in-capital	23,500
Balance of account at December 31, 2002	$ 23,500

ROUND 1 USA, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 58,920
Qualifying subordinated liabilities	--
Total equity and allowable subordinated liabilities	58,920
Deductions and/or charges:	
Non-allowable assets	7,087
Other deductions/additions	--
Total deductions and/or charges	7,087
Net capital before haircuts on securities positions	51,833
Haircuts on securities positions	--
Net Capital	$ 51,833

NET CAPITAL REQUIREMENT

Net capital	$ 51,833
Minimum net capital required	5,000
Excess net capital	$ 46,833

See Independent Auditors' Report on Supplementary Information.

ROUND 1 USA, INC.

SCHEDULE II

COMPUTATION OF AGGREGATED INDEBTEDNESS PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

Indebtedness	
Customer cash balances	$ --
Fails to receive	--
Total indebtedness	$ --
Less, Cash in Customer Reserve Account	--
Total Aggregate Indebtedness	--
Net Capital	$ 58,920
Ratio of Aggregated Indebtedness to Net Capital	0.00%

See Independent Auditors' Report on Supplementary Information.

ROUND 1 USA, INC.

SCHEDULE III

STATEMENT OF MATERIAL DIFFERENCES IN RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKERS-DEALER'S CORRESPONDING UNAUDITED PART II AND PART IIA (SEC RULE 17A-5(D)(4))

YEAR ENDED DECEMBER 31, 2002

No material differences existed in the reconciliation of the computation of Net Capital from our Audited Report for the year ended December 31, 2002 and the Broker – Dealer's corresponding Unaudited Part II of Net Capital (SEC Rule 17A-5(D)(4).

ROUND 1 USA, INC.

SCHEDULE IV

STATEMENT OF MATERIAL INADEQUACIES
FOUND TO HAVE EXISTED SINCE THE DATE OF PREVIOUS AUDIT

YEAR ENDED DECEMBER 31, 2002

At December 31, 2002, no material inadequacies were found to exist.